

Mail Stop 3010

September 15, 2009

Alex Haditaghi
Chairman of the Board of Directors
MoneyLogix Group, Inc.
260 Edgeley Blvd., Suite 12
Concord, Ontario L4K 3Y4

      Re: MoneyLogix Group, Inc.
              Preliminary Information Statement on Schedule 14C
              Filed August 31, 2009
              File No. 000-30424

Dear Mr. Haditaghi:

      We have completed our review of your preliminary information statement on Schedule 14C and have no further comments at this time.

                    Sincerely,

                    Karen J. Garnett
                    Assistant Director

cc: Gregg E. Jaclin
       Anslow & Jaclin, LLP
       Via Facsimile: (732) 577-1188